

July 5, 2012

Via E-Mail
Mr. David W. Johnson
Chief Financial Officer
Johnson Outdoors, Inc.
555 Main Street
Racine, WI 53403

> **Re:** **Johnson Outdoors, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed December 16, 2011**
> **File No. 000-16255**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

1. We note that your discussion of the changes in the results of operations focuses solely on net sales and gross profit for the fiscal year results and net sales, gross profit margin and operating profit for the interim results. Please revise to also discuss and analyze cost of sales. Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales in MD&A is necessary and appropriate.

2. In addition, please describe the significant cost components which comprise cost of sales and any material change in these cost components such that an investor may better understand the nature of the costs within cost of sales and changes in such costs. Your

discussion of your results of operations for each of your segments should be similarly revised.

Form 10-Q for the period ended March 31, 2012
Note 12. Litigation, page 11

3. We note from your disclosure in Note 12 that on March 1, 2012, the company received a $3,500 settlement payment resolving an ongoing claim with its insurance carriers and as part of the settlement, the Company's former lawsuit filed in the U.S. District for the Eastern District of Wisconsin against its insurers was dismissed. We also note that the Company originally initiated the legal proceedings in May 2005 to seek coverage from its insurers related to an intellectual property dispute between the Company and one of its competitors, which was eventually settled. Please tell us and expand your disclosure in future filings to describe your reasons for recognizing this settlement in operations. As this insurance settlement does not appear to be directly related to the Company's core operations, it appears that this settlement may be more appropriately reflected as a component of other income and expense. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief